February 6, 2013

VIA EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

	RE:	Chico’s FAS, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 21, 2012
File No. 001-16435

Dear Ms. Jenkins:

We are in receipt of the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated January 24, 2013 (the “Letter”) to Pamela K. Knous, Chief Financial Officer of Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 28, 2012. We respectfully submit the following response to the comment reflected in the Letter.

For your convenience, we have repeated below the specific comment that the Staff has made in boldface type and have set forth the response of the Company immediately following the applicable comment.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response. Please feel free to call us at the telephone number listed at the end of this letter.

U.S. Securities and Exchange Commission

February 6, 2013

Form 10-K for the Fiscal Year Ended January 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations – Net Sales, page 21

1.	We note that comparable store sales include online sales. If online sales are material, please confirm to us that you will provide in future filings, separate disclosure of online sales for each period to provide a clearer picture of the drivers of your changes in sales.

Company’s response:

We have reviewed the Staff’s comment relating to our online sales and have considered the comment in relation to the requirements of Item 303(a)(3) of Regulation S-K, as well as the guidance set forth in Sections I. B. and III B. 1. of the Commission’s Interpretive Release No. 33-8350 (2003) relating to the content and focus of Management’s Discussion and Analysis (“MD&A”).

In our SEC filings, consistent with the requirements of Item 303(a)(3) of Regulation S-K and guidance set forth in Sections I. B. and III B. 1. of the Commission’s Interpretative Release No. 33-8350 (2003), we disclose the major drivers of the change in our total sales. In fiscal 2011, those drivers included comparable sales, new store openings and incremental sales from the Boston Proper acquisition. Comparable sales include sales from our stores, catalogs, and websites.

U.S. Securities and Exchange Commission

February 6, 2013

We view comparable sales on a combined basis because our operations are fully integrated across all channels with consistent branding, merchandising and marketing. We have invested heavily in our omni-channel capabilities in order to provide our customers with a seamless, brand-right experience, regardless of which channel they use. This allows customers to purchase merchandise in stores, through our websites and via telephone through a call center for our catalogs.

We believe this omni-channel approach contributes to the overall success of our brands, reflects that our customers do not differentiate between channels, and is consistent with how we have planned and managed our business for the last several years. We also believe that this omni-channel approach reflects the reality that the line between different sales channels has become irreversibly blurred. It is well known that customers will browse a website to select items she wishes to purchase, but come to a store to consummate that purchase. Conversely, other shoppers choose to come to a store and try items on, but choose to consummate the purchase online. As a result, we maintain a shared inventory platform for our operations, allowing us to fulfill orders for all channels from our distribution center in Winder, Georgia. We also locate and ship product directly from our stores to customers and offer catalog and online customers the option to return items in our stores.

U.S. Securities and Exchange Commission

February 6, 2013

With respect to the Staff’s comment that we provide separate disclosure of online sales, it is important to understand that our online sales are not a separate business from our brands. As we have stated in previous filings, our catalogs and websites provide the customer with a convenient alternative to purchase brand merchandise without requiring their physical presence in our store locations. As such, we are delivery method agnostic when it comes to generation of revenues for our brands and the Company’s Chief Executive Officer, our Chief Operating Decision Maker, does not review catalog or online financial information on a standalone basis. Accordingly, we believe that it is appropriate to define our comparable sales measure to include all channels.

As a result of the Staff’s comment, we have reviewed our prior MD&A disclosures and have determined that in order to provide a clearer picture of the drivers of our changes in total sales, in future MD&A we will expand our discussion to include the effect of changes in square footage. For example, our 2011 MD&A total sales change commentary might have read as follows (updates are underlined): “Net sales increased 15.3% in fiscal 2011. The increase reflects a comparable sales increase of 8.2%; new store openings, reflecting a square footage increase of 8.7%; and $39.5 million in sales for Boston Proper since the date of acquisition.” We believe this additional disclosure provides the reader with a clear picture of the drivers of our changes in total sales.

U.S. Securities and Exchange Commission

February 6, 2013

Additionally, as a result of the Staff’s comment, we also have reviewed our prior disclosures related to our business. Based on our review, we have determined that in order to provide the reader additional information regarding how we manage our business, future discussions of our business in Item 1 of our Form 10-K will be expanded to further describe our omni-channel approach. For example, additional discussion may include the following: “Our brands are all specialty retailers of private label women’s apparel, accessories, and related products, which are available to customers in stores, through our websites and via telephone through a call center for our catalogs. We have invested heavily in our omni-channel capabilities in order to allow customers to experience our brands, not a channel within our brands. We believe this omni-channel approach contributes to the overall success of our brands and is consistent with how we plan and manage our business.”

In addition, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 6, 2013

If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K. Knous

Pamela K. Knous
Executive Vice President,
Chief Financial Officer

cc:	Steve Lo